UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to _________
Commission File Number 1-35509

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
200 SOUTH 108th AVENUE
OMAHA, NEBRASKA 68154

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
The Board of Directors of
TD Ameritrade Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 9, 2015

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Cash	$1,080,395	$407,198
Investments, at fair value (Notes 3, 4 and 5)	725,554,305	630,469,650
Receivables:
Employer contributions	18,224,228	16,784,458
Notes receivable from participants	16,332,837	15,122,231
Due from parties-in-interest	164,174	162,611
Due from brokers	1,620,425	1,286,872
Total receivables	36,341,664	33,356,172
Total assets	762,976,364	664,233,020
Liabilities
Due to brokers	1,990,896	1,618,521
Accrued administrative expenses (Note 5)	223,673	187,506
Total liabilities	2,214,569	1,806,027
Net assets available for benefits	$760,761,795	$662,426,993

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$45,131,413	$126,552,343
Dividend income	8,175,348	7,882,835
Mutual fund administrative income (Note 5)	186,099	226,295
Interest income	50,324	48,441
Net investment income	53,543,184	134,709,914
Interest income on notes receivable from participants	649,200	578,358
Contributions:
Employer	31,445,979	28,438,495
Participants	50,457,199	39,663,682
Total contributions	81,903,178	68,102,177
Total additions	136,095,562	203,390,449
Deductions from net assets attributed to:
Distributions to plan participants	36,752,524	43,836,318
Administrative expenses (Notes 2 and 5)	1,008,236	794,280
Total deductions	37,760,760	44,630,598
Net increase	98,334,802	158,759,851
Net assets available for benefits:
Beginning of year	662,426,993	503,667,142
End of year	$760,761,795	$662,426,993

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2014 and 2013

1. Description of Plan
The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.
General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. (“TDAOH”), a wholly owned subsidiary of TD Ameritrade Holding Corporation (the “Parent”). The Parent is the plan administrator. The Plan covers employees of the Parent and its participating affiliated companies (collectively, the “Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the “Code”). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation, and unless the employee affirmatively acts to increase or decrease the default election amount, it will automatically increase by 1% at the beginning of each subsequent Plan year up to a maximum of 6%. Participants direct the investment of all contributions into various investment alternatives offered by the Plan. In addition, participants may transfer balances between the various investment alternatives, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65.
The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.
Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. Plan earnings or losses are allocated based on the participant’s share of net earnings or losses of their respective elected investment alternatives. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Vesting – Company contributions, including allocated forfeitures, and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant’s normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000 and may only have two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits – On termination of service, a participant may elect to receive a lump-sum payment or installment payments, or to roll over their distribution to an individual retirement account or other eligible plan. Distributions are made in the form of cash or in-kind, at the election of the participant.
Forfeited Accounts – Participants who terminate service forfeit the non-vested portion of their account balance, if any. Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to be allocated to participants. As of December 31, 2014 and 2013, unallocated forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $2,818,025 and $2,775,077, respectively. There were no forfeitures used to reinstate prior forfeitures for former employees who returned to employment with the Company during 2014. There were $27,060 forfeitures used for reinstatements during 2013. Forfeitures used to pay administrative expenses were $866,310 and $674,041 during 2014 and 2013, respectively. Forfeitures allocated to participants’ accounts subsequent to the Plan year end were $463,613 and $881,675 for the years ended December 31, 2014 and 2013, respectively.
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Notes Receivable from Participants – Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees charged by Empower Retirement, the Plan recordkeeper, are recorded as administrative expenses. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 4 for a discussion of fair value measurements.
Administrative Expenses – The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.
Payment of Benefits – Benefits are recorded when paid.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

3. Investments
The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2014	2013
Investments at fair value as determined by quoted market price or quoted net asset value:
TD Ameritrade Holding Corporation common stock	$114,946,393	$98,745,458
Vanguard Institutional Index Fund	72,906,482	60,474,008
T. Rowe Price Mid Cap Growth Fund	63,374,752	57,217,110
Vanguard Reserve Prime Money Market Institutional Fund	42,449,901	39,315,375
PRIMECAP Odyssey Stock Fund	39,510,829	33,173,758
T. Rowe Price Retirement 2040 Active Trust	38,395,755	*
T. Rowe Price Small Cap Value Fund	*	33,526,847

* Investment represented less than 5% of Plan assets as of the dates indicated.
During 2014 and 2013, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2014	2013
Net change in fair value:
TD Ameritrade Holding Corporation common stock	$16,630,546	$45,603,390
The Toronto-Dominion Bank common stock	136,883	1,044,239
Mutual funds	17,946,400	48,683,702
Active trusts	8,621,739	23,367,520
Self-directed brokerage accounts:
Equity securities	1,828,882	7,281,522
Mutual funds	(21,087)	588,350
Other	(11,950)	(16,380)
Subtotal - Self-directed brokerage accounts	1,795,845	7,853,492
Net change in fair value of investments	$45,131,413	$126,552,343

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

4. Fair Value Disclosures
Fair Value Measurement — Definition and Hierarchy
Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

•
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

•
Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes active trusts, most debt securities and other interest-sensitive financial instruments.

•
Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. The Plan had no Level 3 investments during 2014 or 2013.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	As of December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$114,946,393	$—	$—	$114,946,393
The Toronto-Dominion Bank common stock	10,371,152	—	—	10,371,152
Active Trusts:
Lifecycle	—	154,437,941	—	154,437,941
Income	—	1,732,813	—	1,732,813
Mutual Funds:
Large cap blend	113,631,930	—	—	113,631,930
Money market	66,051,486	—	—	66,051,486
Medium cap growth	63,581,797	—	—	63,581,797
Foreign large cap blend	47,809,943	—	—	47,809,943
Small cap blend	44,344,780	—	—	44,344,780
Fixed income	32,147,592	—	—	32,147,592
Medium cap blend	11,847,651	—	—	11,847,651
Foreign large cap growth	3,169,823	—	—	3,169,823
Lifecycle	356,491	—	—	356,491
Other	2,986,325	16,915	—	3,003,240
Equity securities	56,828,363	—	—	56,828,363
Corporate debt securities	—	620,270	—	620,270
Municipal debt securities	—	168,507	—	168,507
U.S. government debt securities	—	73,700	—	73,700
Other debt securities	—	430,433	—	430,433
Total assets at fair value	$568,073,726	$157,480,579	$—	$725,554,305

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

	As of December 31, 2013
	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$98,745,458	$—	$—	$98,745,458
The Toronto-Dominion Bank common stock	10,091,900	—	—	10,091,900
Active Trusts:
Lifecycle	—	125,784,339	—	125,784,339
Income	—	2,093,936	—	2,093,936
Mutual Funds:
Large cap blend	94,661,252	—	—	94,661,252
Money market	59,708,161	—	—	59,708,161
Medium cap growth	57,347,680	—	—	57,347,680
Foreign large cap blend	47,172,715	—	—	47,172,715
Small cap blend	42,216,298	—	—	42,216,298
Fixed income	29,185,043	—	—	29,185,043
Medium cap blend	7,742,768	—	—	7,742,768
Foreign large cap growth	2,670,827	—	—	2,670,827
Lifecycle	172,936	—	—	172,936
Other	2,552,997	17,782	—	2,570,779
Equity securities	49,174,856	—	—	49,174,856
Corporate debt securities	—	643,866	—	643,866
Municipal debt securities	—	134,103	—	134,103
U.S. government debt securities	—	51,879	—	51,879
Other debt securities	—	300,854	—	300,854
Total assets at fair value	$501,442,891	$129,026,759	$—	$630,469,650
Valuation Techniques
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Plan’s Level 2 assets.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Level 1 Measurements:

•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank Common Stock – Fair value is determined by quoted market prices.

•	Mutual Funds – Fair value is determined by quoted net asset value (“NAV”).
Level 2 Measurements:

•
Active Trusts – The trusts invest in a broad range of underlying common trust funds that include stocks, bonds and short-term investments. The trusts seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement. Fair value of each trust is determined by the NAV provided by the trustee based on the underlying investments. Generally, fair values of the underlying investments are determined by the trustee based on prices at which securities have actually traded, or evaluations based on pricing services or other observable inputs.

Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before units can be redeemed or withdrawn. However, the trusts’ current policy, which is subject to change, requires one day’s advance written notice when redemptions are requested by plan participants and 30 days’ advance written notice when a retirement plan is withdrawing, in whole or in part, from a trust.

•
Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Plan validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Plan has not adjusted prices obtained from the independent pricing vendor for any periods presented in the financial statements because no significant pricing differences have been observed.

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2014 and 2013.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

5. Parties-in-Interest
Great-West Trust Company, LLC (formerly Orchard Trust Company, LLC) is the non-discretionary trustee as defined by the Plan. The Plan incurred administrative and recordkeeping expenses of $710,713 and $666,371 to Empower Retirement (formerly Great-West Retirement Services), the Plan recordkeeper, in 2014 and 2013, respectively. As of December 31, 2014 and 2013, the statements of net assets available for benefits included accrued administrative expenses of $173,777 and $157,779, respectively, to Empower Retirement. The Plan recognized mutual fund administrative income of $185,584 and $225,972 from Empower Retirement in 2014 and 2013, respectively. Great-West Trust Company, LLC and Empower Retirement are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2014, The Toronto-Dominion Bank owned approximately 41% of the Parent’s common stock. TD Ameritrade, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts. The Plan recognized mutual fund administrative income of $515 and $323 from TD Ameritrade, Inc. in 2014 and 2013, respectively.
At December 31, 2014, the Plan held 3,212,588 shares of Parent common stock with a cost basis of $54,120,144 and 217,061 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,856,372. At December 31, 2014, self-directed brokerage accounts included $20,232,861 of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank.
The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2014	2013
Dividends on common stock:
Parent	$1,653,758	$2,871,838
The Toronto-Dominion Bank	358,671	339,548
	$2,012,429	$3,211,386
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated March 26, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Supplemental Schedule

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 82-0543156, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

TD Ameritrade Holding Corporation(1)	Common stock, 3,212,588 shares	$114,946,393
TD Ameritrade, Inc. (as broker)(1)(2)	Self-directed brokerage accounts (comprised of various self-directed investments)	86,272,888
The Toronto-Dominion Bank(1)	Common stock, 214,421 shares	10,245,033
AllianceBernstein	AllianceBernstein Global Bond Fund Class I, 521,133 shares	4,387,940
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Fund, 252,844 shares	4,783,816
Gabelli Funds, LLC	Gabelli U.S. Treasury Money Market Fund, 3,368,722 shares	3,368,722
JPMorgan	JPMorgan Short Duration Bond R6, 71,128 shares	772,447
The Lazard Funds, Inc.	Lazard Emerging Markets Equity Institutional, 1,304,618 shares	22,426,380
Massachusetts Financial Services Company	MFS Institutional International Equity, 145,648 shares	3,045,508
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,540,210 shares	16,418,638
PRIMECAP Management Company	PRIMECAP Odyssey Stock Fund, 1,669,942 shares	39,510,829
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 840,068 shares	63,374,752
T. Rowe Price	T. Rowe Price Retirement 2005 Active Trust, 10,750 shares	135,453
T. Rowe Price	T. Rowe Price Retirement 2010 Active Trust, 58,067 shares	753,705
T. Rowe Price	T. Rowe Price Retirement 2015 Active Trust, 231,304 shares	3,134,170
T. Rowe Price	T. Rowe Price Retirement 2020 Active Trust, 646,190 shares	9,072,503
T. Rowe Price	T. Rowe Price Retirement 2025 Active Trust, 641,969 shares	9,321,395
T. Rowe Price	T. Rowe Price Retirement 2030 Active Trust, 1,681,607 shares	25,072,753
T. Rowe Price	T. Rowe Price Retirement 2035 Active Trust, 1,381,926 shares	21,005,273
T. Rowe Price	T. Rowe Price Retirement 2040 Active Trust, 2,496,473 shares	38,395,755
T. Rowe Price	T. Rowe Price Retirement 2045 Active Trust, 1,298,667 shares	19,973,494
T. Rowe Price	T. Rowe Price Retirement 2050 Active Trust, 1,206,294 shares	18,552,808
T. Rowe Price	T. Rowe Price Retirement 2055 Active Trust, 587,663 shares	9,020,632
T. Rowe Price	T. Rowe Price Retirement Income Active Trust, 140,994 shares	1,732,813
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 649,047 shares	30,375,386
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 386,423 shares	72,906,482
The Vanguard Group, Inc.	Vanguard Mid Cap Index Institutional Fund, 344,163 shares	11,629,263
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 42,449,901 shares	42,449,901
The Vanguard Group, Inc.	Vanguard Short Term Bond Index Admiral Fund, 139,704 shares	1,464,099
The Vanguard Group, Inc.	Vanguard Small Cap Index Institutional Fund, 244,742 shares	13,673,752
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Institutional Fund, 673,730 shares	7,323,441
The Vanguard Group, Inc.	Vanguard Total International Stock Index Institutional Fund, 192,420 shares	20,007,881
Loans to Participants(1)	Maturing from January 2015 to November 2029, interest range: 4.25% to 10.5%	16,332,837
		$741,887,142
(1) Represents a party-in-interest.
(2) Self-directed brokerage accounts include $20,232,861 (20,232,861 shares) of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank and $126,119 (2,640 shares) of investments in The Toronto-Dominion Bank common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 9, 2015	By: /s/ WILLIAM J. GERBER
William J. Gerber
TD Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP